Companhia Energética de Minas Gerais - CEMIG

November 26, 2010

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

Attention:      William Thompson

Branch Chief

Re:          Companhia Energética de Minas Gerais — CEMIG (“CEMIG”)
Form 20-F for the Fiscal Year Ended December 31, 2009

Filed June 30, 2010

File No. 1-15224

Dear Mr. Thompson:

Set forth below, please find our response to your letter dated November 16, 2010 containing additional comments (the “Additional Comments”) relating to CEMIG’s Form 20-F for the year ended December 31, 2009 (the “Form 20-F”).  To assist in the Staff’s review of our responses, we precede each response with the text (in bold type) of the comment as stated in your letter.  We believe that we have replied to the Additional Comments in full.  As requested, this letter is being filed on EDGAR as correspondence and a copy is being faxed to your attention.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2009

Consolidated Financial Statements, page F—1

Consolidated Statements of Operations and Comprehensive Income, page F—5

1.                                      We reviewed your response to comment one in our letter dated September 28, 2010.  If income or loss applicable to common shareholders differs from net income or loss by ten percent or more, please revise future filings to present income or loss applicable to common shareholders. Refer to ASC 225-10-S99-5.

CEMIG advises the staff that it will revise its future filings to present income or loss applicable to common shareholders if the income or loss applicable to common shareholders differs from net income or loss by ten percent or more.

2.                                      We note the acknowledgements made by your counsel on your behalf at the conclusion of counsel’s letter to us dated November 10, 2010.  Notwithstanding, please submit a letter signed by a duly authorized officer acknowledging that:

•                                          the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As requested in your letter, CEMIG acknowledges the following:

•                  CEMIG is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  CEMIG may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*              *              *

Should you have any questions about the responses in this letter, kindly contact our outside counsel, Michael Fitzgerald at (212) 530-5224 or Steven Sandretto at (212) 530-5476.  In addition, we kindly request that any further correspondence be faxed to CEMIG at (011) (55) (31) 3506-5025.

Very truly yours,

/s/ Djalma Bastos de Morais

Djalma Bastos de Morais
Chief Executive Officer